Contact

www.linkedin.com/in/yehongzhu (LinkedIn)

Top Skills

Public Speaking
Writing
Entrepreneurship

Languages

French (Elementary)
English (Native or Bilingual)
Mandarin (Native or Bilingual)

Yehong Zhu

Founder & CEO at Zette | Forbes Under 30 in Media | Ex-Twitter PM, Forbes Journalist, Harvard Philosophy Alum
San Francisco, California, United States

Summary

Building at the intersection of media + technology.

Join the media revolution at zette.com #

Experience

Zette

Founder & CEO
July 2020 - Present (3 years 7 months)
San Francisco, California, United States

Bringing down the barriers to real news at zette.com.

Twitter

Product Manager
2018 - 2019 (1 year)
San Francisco Bay Area | London, England

PM on the Tweets team (Twitter HQ) and the Events team (Twitter London). Led cross-functional teams of engineers, designers, user researchers, and data scientists to ship consumer products on desktop, mobile web, iOS, and Android to 330M users globally.

Northern Light Venture Capital

Winter Internship Coordinator
2016 - 2018 (2 years)
Menlo Park, CA | Beijing, China | Shanghai, China

Led annual joint internship program with New Horizon Capital (AUM $3B). Met with founders of portfolio companies and researched early-stage startups in Silicon Valley / Asia. Analyzed international market trends in mobile technology, P2P lending, and consumer product.

Harvard Square Consulting

Co-Founder & CEO
2015 - 2017 (2 years)

Cambridge, MA

Founded a college admissions consulting company dedicated to providing resources, guidance, and premium college consulting services to clients during the college application process. Focused on servicing students from low income / under-resourced communities.

Forbes
Business Writer
2016 - 2016 (less than a year)
Jersey City, NJ | New York City, NY

Reported on breaking news in consumer product and technology. Interviewed CEOs and industry experts. Analyzed earnings reports and global investment trends. Generated 300k+ online views from original articles. Published in Forbes Magazine, print circulation 6.4M+.

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Education

Harvard University
Bachelor's Degree, Honors Joint A.B. in Philosophy & Government

University of Cambridge
Visiting Student | Spring Semester Programme